UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                FORM 12b-25

                         NOTIFICATION OF LATE FILING

Commission File Number: 1-13226
                        -------

(Check One):  [  ] Form 10-K and Form 10-KSB  [X] Form 10-Q and Form 10-QSB
              [  ] Form 20-F         [  ] Form 11-K         [  ] Form N-SAR

For Period Ended: March 28, 2001
                  --------------

[  ] Transition Report on Form 10-K    [  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K    [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                -----------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       ----------------------

PART I-REGISTRANT INFORMATION

                         Phoenix Restaurant Group, Inc.
                         ------------------------------
                           (Full Name of Registrant)
                      7373 N. Scottsdale Road, Suite D-120
                       ------------------------------------
                      (Address of Principal Executive Office
                              (Street and Number))
                            Scottsdale, Arizona 85253
                            -------------------------
                            (City, State and Zip Code)


PART II-RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]    (c) The accountant's statement or other exhibit required by Rule 12b-
        25(c) has been attached if applicable.



PART III-NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

The Company hired a new Chief Executive Officer and President on October 11, 2000 and has been without a Chief Financial Officer since June 2000. In addition, during fiscal 2000 the Company entered into negotiations to sell 23 of its Denny's restaurants to Mountain Range Restaurants, LLC, which sale was consummated in the first quarter of fiscal year 2001. These management changes and business diversions resulted in delays in completing the Company's financial statements for the quarter ended March 28, 2001. As a result of these delays, the Company is unable to file its Form 10-Q on the prescribed due date without unreasonable effort or expense.

PART IV-OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Jeffrey M. Pate     (480)          905-9732
        ------------------------------------------------
        (Name)           (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no, identify report(s). [X] YES
        [  ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? [ ] YES [X] NO If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.





                        Phoenix Restaurant Group, Inc.
                 --------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: May 15, 2001              By: /s/ Jeffrey M. Pate
                                    -----------------------------------------
                                    Jeffrey M. Pate, Chief Financial Officer,
                                    Secretary and Senior Vice President